Policies with respect to security investments


Effective April 6, 2009, each Fund's investment policy has been revised to increase the amount of Residual Interest Municipal Bonds ("RIBs") in which each Fund may invest to 15% from 10% of its total assets. The Board of Trustees approved the changes based on the recommendation of the Funds' Investment Manager and Sub-Adviser that this limit increase in RIBs would be in the best interest of the Funds and the Funds' shareholders. In addition, this change potentially allows the Funds to earn additional tax-free income. In addition, the use of RIBs, which results in a form of economic leverage, will allow the Funds to replace or increase leverage to some degree.

In addition to general market risks, the Funds' investments in RIBs may involve greater risk and volatility than an investment in a fixed rate bond, and the value of RIBs may decrease significantly when market interest rates increase. RIBs have varying degrees of liquidity, and the market for these securities may be volatile. These securities tend to underperform the market for fixed rate bonds in a rising interest rate environment, but tend to outperform the market for fixed rate bonds when interest rates decline or remain relatively stable. Although volatile, RIBs typically offer the potential for yields exceeding the yields available on fixed rate bonds with comparable credit quality, coupon, call provisions and maturity. Trusts in which RIBS may be held could be terminated due to market, credit or other events beyond the Funds' control, which could require a Fund to reduce leverage and dispose of portfolio investments at inopportune times and prices.